

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Kevin Sun
Chief Financial Officer
DermTech, Inc.
11099 N. Torrey Pines Road, Suite 100
La Jolla, CA 92037

Re: DermTech, Inc.
Registration Statement on Form S-3
Filed September 8, 2020
File No. 333-248657

Dear Mr. Sun:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeremy Glaser